SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                            Acorda Therapeutics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00484M106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                February 22, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

-----------------------------                         --------------------------
CUSIP No. 00484M106                                   Page 2 of 12 Pages
-----------------------------                         --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

-----------  -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,290,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,290,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,290,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                   SCHEDULE 13D

-----------------------------                         --------------------------
CUSIP No. 00484M106                                   Page 3 of 12 Pages
-----------------------------                         --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

-----------  -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,290,000
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,290,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,290,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------------                         --------------------------
CUSIP No. 00484M106                                   Page 4 of 12 Pages
-----------------------------                         --------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

-----------  -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              1,492,100
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,492,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,492,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------


     This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company and Offshore Fund, the "Reporting Persons"). This Schedule 13D relates to the Common Stock, par value $0.001 per share, of Acorda Therapeutics, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Company is 15 Skyline Drive, Hawthorne, New York 10532.

Item 2.   Identity and Background.

     (a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the Chief Executive Officer of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware. Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands.

     (b) The address of the principal business and principal office of the Management Company and Mr. Loeb is 390 Park Avenue, 18th floor, New York, New York 10022. The address of the principal business and principal office of Offshore Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands, British West Indies.

     (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds, and to control the investing and trading in securities of the Funds. The principal business of Mr. Loeb is to act as the Chief Executive

Officer of the Management Company. The principal business of Offshore Fund is to invest and trade in securities.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Loeb is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Funds (including, but not limited to, Offshore Fund) expended an aggregate of approximately $27,100,272 of their own investment capital to acquire the 2,290,000 shares of Common Stock held by them (the "Shares"). Offshore Fund expended an aggregate of approximately $17,560,831 of its own investment capital to acquire its 1,492,100 shares of Common Stock.

     The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co., which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.   Purpose of Transaction.

     The purpose of the acquisition of the Shares by the Funds is for investment. The Reporting Persons may cause the Funds to make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Funds at any time.

     On February 22, 2007, the Management Company sent to Mr. Ron Cohen, the Chief Executive Officer of the Company, a letter expressing its belief that the Fampridine-SR drug for walking improvement in multiple sclerosis would have the greatest value in the hands of a seasoned worldwide multiple sclerosis drug developer and marketer. Accordingly, the Management Company urges in the letter that the Board of Directors should immediately retain an investment bank and pursue a process to sell the Company in its entirety, foregoing the recently announced plan to partner Fampridine SR only in Europe. A copy of the letter is filed herewith as Exhibit 99.1 and is incorporated herein by reference in its entirety.

     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date of this Schedule 13D, the Management Company beneficially owns 2,290,000 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. The Shares represent 9.9% of the 23,021,912 shares of Common Stock outstanding as of October 31, 2006, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. The percentages used herein and in the rest of this statement are calculated based upon this number of outstanding shares.

     As of the date of this Schedule 13D, Offshore Fund directly beneficially owns 1,492,100 shares of Common Stock, which represent 6.5% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 2,290,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and Offshore Fund share voting power and dispositive power over the 1,492,100 shares of Common Stock held by Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past 60 days.

     Schedule B hereto sets forth certain information with respect to transactions by Offshore Fund, at the direction of the Management Company and Mr. Loeb, in the Common Stock during the past 60 days.

     All of the transactions set forth on Schedule A and Schedule B were effected in the NASDAQ Global Market.

     Except as set forth above and on Schedule A and Schedule B, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

  99.1. Letter, dated February 22, 2007, from the Management Company to Mr. Ron Cohen, Chief Executive Officer the Company.

  99.2. Joint Filing Agreement, dated as of February 22, 2007, by and between the Reporting Persons.

  99.3. Power of Attorney granted by Mr. Daniel S. Loeb in favor of James Kelly, Justin Nadler, Zachary Snow and Keith Waller, dated December 1, 2006.

                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 22, 2007



                                 THIRD POINT LLC

                                 By: Daniel S. Loeb,
                                     Chief Executive Officer


                                 By:   /s/ Justin Nadler
                                       -----------------------------------------
                                       Name:  Justin Nadler
                                       Title: Attorney-in-Fact




                                 THIRD POINT OFFSHORE FUND, LTD.

                                 By: Daniel S. Loeb,
                                     Director


                                By:   /s/ Justin Nadler
                                       -----------------------------------------
                                       Name:  Justin Nadler
                                       Title: Attorney-in-Fact




                                 DANIEL S. LOEB


                                 By:   /s/ Justin Nadler
                                       -----------------------------------------
                                       Name:  Justin Nadler
                                       Title: Attorney-in-Fact





                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                           ACORDA THERAPEUTICS, INC.]


                                                 Schedule A


                                  (Transactions by the Funds in Common Stock
                                             during the past 60 days)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
------------------------ ---------------------------- --------------------------------- -----------------------------------
       12/29/06                     SELL                          (20,100)                            15.84
------------------------ ---------------------------- --------------------------------- -----------------------------------
       12/29/06                      BUY                           20,100                             15.84
------------------------ ---------------------------- --------------------------------- -----------------------------------
        1/31/07                     SELL                          (28,200)                            17.29
------------------------ ---------------------------- --------------------------------- -----------------------------------
        1/31/07                      BUY                           28,200                             17.29
------------------------ ---------------------------- --------------------------------- -----------------------------------
        2/21/07                      BUY                           50,000                             22.15
------------------------ ---------------------------- --------------------------------- -----------------------------------


                                                  Schedule B


                                  (Transactions by Offshore Fund in Common Stock
                                             during the past 60 days)


         Date                   Transaction                       Shares                       Price Per Share($)
         ----                   -----------                       ------                       ------------------
------------------------ ---------------------------- --------------------------------- -----------------------------------
       12/29/06                     SELL                          (15,900)                            15.84
------------------------ ---------------------------- --------------------------------- -----------------------------------
        1/31/07                      BUY                           8,600                              17.29
------------------------ ---------------------------- --------------------------------- -----------------------------------
        2/21/07                      BUY                           23,100                             22.15
------------------------ ---------------------------- --------------------------------- -----------------------------------